Exhibit 4c2

The following is a summary of the principal features of the 2003 Plan. The following summary is qualified in its entirety by reference to the 2003 Plan, a copy of which is available from the Company upon request.

Purposes. The purpose of the 2003 Plan is to provide incentives to employees and officer holders (as defined in the Israeli Companies Law) of the Company (excluding controlling shareholders), or any related company thereof, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Plan is designed to allow the grantees to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, or the ‘Tax Ordinance’, and the rules and regulations promulgated thereunder.

Administration. The 2003 Plan shall be administered by a Compensation Committee appointed by the Company’s Board of Directors, or where not permitted under applicable law, by the Board of Directors of the Company (the term ‘Committee’ shall, for the purpose of the summary of the 2003 Plan, refer to such Board appointed committee or to the Board, as applicable). Subject to the terms of the 2003 Plan and applicable law, the Committee will have the power to determine the persons who will receive option awards, the terms and conditions of such option awards (such as vesting schedule and exercise price) and/or other matters as set forth in the 2003 Plan. The interpretation and construction by the Committee of any provision of the 2003 Plan or of any option granted thereunder will be final and conclusive. The Committee may grant, at its sole discretion, against cancellation of an option granted to a grantee, a new option, exercisable at an exercise price equal to, or lower or greater than, the exercise price of the original cancelled option, which will be subject to different conditions, in accordance with the terms of the 2003 Plan.

Securities Subject to the 2003 Plan. The total number of shares that may be subject to options granted under the 2003 Plan shall be 770,500 Ordinary Shares (subject to adjustment as provided in the 2003 Plan). If an option expires or otherwise ceases to exist, all Ordinary Shares covering such option will again be available for grant and returned to the “pool” of Ordinary Shares reserved for issuance under the 2003 Plan.

Eligibility. The Committee may grant options to any employee, director and officer of the Company or any related company thereof, other than to a Controlling Shareholder of the Company (as such term is defined in the Tax Ordinance) except that grants to the Company’s office holders will be subject to the approvals required under applicable law.

Exercise Price; Vesting. The exercise price and vesting schedule of options granted under the 2003 Plan are determined by the Committee, as specified in the option grant agreement by and between the Company and the grantee and subject to the terms of the 2003 Plan. The Committee will have full authority to determine any provisions regarding the acceleration of the vesting of any options or the modification of any restrictions and conditions with respect to any options or underlying shares.

Repricing. Subject to applicable law, the Committee may, at any time and from time to time, without the approval of the shareholders of the Company, effectuate a decrease in the exercise price of outstanding Options.

Termination of Employment or Service. In the event that employment or service with the Company or one of its related companies is terminated for any reason, then all the unvested options on the date of termination shall terminate immediately. If the grantee’s employment or service is terminated (i) without ‘cause’ (as such term is defined in the 2003 Plan) then the grantee may exercise vested options as follows: (a) if the grantee resigned, the grantee may exercise vested options within ninety (90) days from the date of cessation of employment or service; and (b) if the grantee was discharged, the grantee may exercise vested options until the end of their term under the original terms of their grant; (ii) as a result of death or disability, then the grantee or the grantee’s legal heirs may exercise vested options that the grantee would be entitled to exercise pursuant to the grantee’s option grant agreement, (iii) is terminated for ‘cause’ (such as the conviction of the grantee for any flagrant criminal offense or an offense that affects the Company and/or related companies, the refusal of the grantee to comply with any reasonable legal order of his/her superiors in connection with the business of the Company and/or its related companies, the commission by the grantee of an act of embezzlement towards the Company and/or its related companies, breach of the grantee’s duty of loyalty towards the Company and/or its related companies (including disclosure of confidential information regarding the Company and/or its related companies) or any act or omission by the grantee which the Board of Directors believes adversely affects the Company and/or its related companies), then all options, whether vested or not, will terminate immediately.

In the event that the termination of the grantee’s employment or service shall be as a result of the transfer of the grantee to the employ or service, as an employee or office holder, of a merged cable television operator or management company for the operation of the cable television operators, which will be established as a result of the merger of the Israeli cable television operators or as a result of the cooperation between the Company and the other Israeli cable television operators, then: (i) the rights of the grantee in connection with options received pursuant to the 2003 Plan shall remain in their entirety, whether vested or not at the time of employment or service termination, and the grantee shall be deemed, for the purpose of the 2003 Plan, as an employee or office holder of the Company, unless the rights of the grantee to the tax benefits under the Capital Gains Route will be adversely affected; or (ii) in the event that following the termination of employment or service with the Company the grantee will not be entitled to the benefits under the 2003 Plan as he was entitled until the date of termination of his employment or service, then the Committee will act in order to assure that all of the rights of the grantee under the 2003 Plan (including the tax benefits under the Capital Gains Route) will not be harmed, including, among other things, by any of the following actions (a) provide a monetary compensation under such terms as the Committee shall determine, (b) exchange the rights of the grantee with another compensation plan; and (c) acceleration of the vesting terms, such that the grantee may exercise all options immediately after the termination of employment or service with the Company; all at the Committee’s sole discretion.

Adjustments upon Certain Events; Liquidation Event; Corporate Transaction. If there is a change in capitalization, such as a stock dividend, stock split, combination or exchange of shares, recapitalization or any other similar event, which results in an increase or decrease in the number of issued and outstanding Ordinary Shares, an appropriate adjustment will be made to the exercise price of each outstanding option and the number of Ordinary Shares subject to each outstanding option.

If the Company shall resolve to commit voluntary liquidation or dissolution, the Company shall notify each holder of outstanding options of such decision, and such holders may exercise vested options within ten (10) days, and any outstanding options that have not been exercised within such period will terminate.

If within twenty-four (24) months from the date of grant of an option the Company shall distribute dividends in cash to the Company’s shareholders, the number of options to which each grantee shall be entitled will increase, in accordance with the formula set forth in the 2003 Plan.

In the event of (i) a merger, acquisition, reorganization of the Company with or into another company in which the Company is not the surviving entity; or (ii) a sale of all or substantially all of the Company’s assets or shares, the outstanding options on the date of the occurrence of any one of the foregoing events will generally be, at the discretion of the Committee, substituted or exchanged for options or any other securities of the successor entity (or a parent or subsidiary thereof) that were distributed to the Company’s shareholders in exchange for shares in connection with the transaction, and appropriate adjustments shall be made to the exercise price per share to reflect such substitution or exchange. Without deviating from the foregoing, the Committee shall have the authority, in its sole discretion, to include a provision in the option grant agreement of any grantee that shall provide that in the event of a corporate transaction in which the successor entity (or a parent or subsidiary thereof) does not consent to substitute or exchange the options, the vesting schedules of part or all of the options shall be accelerated and the grantee shall be entitled to exercise such options ten (10) days prior to the closing of such corporate event.

Limitations on Transferability of Options and or Shares. Options and/or the rights of the grantee with respect to options are not assignable or transferable by the grantee, except by will or the laws of descent and distribution, except as otherwise provided in the 2003 Plan, and an option may be exercised during the lifetime of the grantee only by such grantee.

Term. The 2003 Plan will expire ten (10) years from the date it was adopted by the shareholders of the Company. Options will expire upon the expiration date set forth in the option grant agreement, unless earlier terminated in connection with the termination of employment or service with the Company.

Amendment. Any amendment or modification to the 2003 Plan shall be approved by the shareholders of the Company, to the extent required by applicable laws or authorities. Notwithstanding the aforesaid, subject to applicable law, the Committee, in its discretion, may at any time and from time to time, without the approval of the shareholders of the Company (i) increase the amount of shares reserved for issuance under the 2003 Plan to reflect a reorganization, merger, share split or similar events; (ii) extend the duration of the 2003 Plan; (iii) significantly expand the class of participants eligible to participate in the 2003 Plan; and (iv) expand the types of options and/or awards provided under the 2003 Plan. The amendment of modification of the 2003 Plan cannot adversely affect the rights of any option holder thereunder without the written consent of such option holder.

Certain Israeli Income Tax Consequences. Option grants to Israeli employees and office holders (excluding Controlling Shareholders, as such term is defined in the Tax Ordinance), under the 2003 Plan shall be granted only under Section 102 of the Ordinance, or ‘Section 102 Options’. Options granted under the 2003 Plan will be deposited with a trustee designated by the Committee, which must be approved by the Israeli Commissioner of Income Tax, or the ‘Trustee’, the Trustee is required to hold each such option and the Ordinary Shares issued upon exercise thereof in trust, or the ‘Trust’, for the benefit of the grantee in respect of whom such option was granted.

Section 102 Options are taxed on the date of sale of the underlying Ordinary Shares and/or the date of the release of the options or such underlying Ordinary Shares from the Trust (rather than on the exercise date of the options). The income of the grantee on such date is calculated as the fair market value of the share (or the actual sale price) less the exercise price of the option.

When the Capital Gains Route is elected for the taxation of Section 102 Options then, provided such options (or the underlying Ordinary Shares) are held by the Trustee for a period of at least two years from the end of the tax year in which such options are granted, the gains derived from such options shall be classified as capital gains and the Company will not be required to withhold any social security and national health insurance charges, but will not benefit from any recognized tax expense resulting from the grant of such awards. However, if the underlying Ordinary Shares are sold (or if the underlying Ordinary Shares or options are released from the Trust) prior to the lapse of such period, gains derived from such sale shall be deemed ordinary income, and the Company will be required to pay and withhold applicable social security and national health insurance payments, but the Company will nevertheless not benefit from any recognized tax expense resulting from the grant of such awards. Notwithstanding the foregoing, the Company will recognize a tax expense if the exercise price of an option award is less than the fair market value of the Ordinary Shares at the time of grant of the options, and only with respect to such amount (calculated as the average of the closing market price for the Company’s Ordinary Shares for the 30 trading days preceding the grant of such option award).

In the event that the Committee had elected the Ordinary Income Route for the taxation of Section 102 Options, then the gains derived from such options would be classified as ordinary income and the Company would be required to pay and withhold applicable social security and national health insurance payments, and the Company would benefit from a recognized tax expense resulting from the grant of such awards.

The Company elected the Capital Gains Route for the taxation of option awards that will be granted to Israeli personnel under the 2003 Plan pursuant to Section 102 of the Ordinance.

The foregoing is a brief summary of certain Israeli income tax consequences of the 2003 Plan to the Company and is based on the current tax structure applicable to companies in Israel and does not purport to be complete. Reference should be made to the applicable provisions of the Tax Ordinance. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-Israeli jurisdiction.